FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of July 2008

CDG Investments Inc.

(Translation of registrant's name into English)

#500, 926 - 5th Ave. S.W.

Calgary, Alberta T2P 0N7

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F     X       Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes             No     X

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Exhibit List

99.1        Interim Financials and MD&A

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CDG Investments Inc.

(Registrant)

Date July 22, 2008

“Barbara O’Neill”

Barbara O'Neill, Secretary

CDG INVESTMENTS INC.

Unaudited Interim Financial Statements

(Expressed in Canadian dollars)

June 30, 2008

In accordance with national instrument 51-102 released by the Canadian Securities Administrators, the Company discloses that its auditors have not reviewed the unaudited interim balance sheet as at June 30, 2008 nor the unaudited interim statements of net and comprehensive earnings (loss) and deficit and cash flows for the nine and three month periods ended June 30, 2008 and June 30, 2007.

CDG Investments Inc.

Interim Balance Sheets

(Expressed in Canadian dollars)

	June 30,	September 30,
	2008	2007
	(Unaudited)
	ASSETS
CURRENT
Cash and cash equivalents	$1,844,292	$1,970,250
Deposits	-	44,500
	1,844,292	2,014,750
DEFERRED REORGANIZATION COSTS Note 3	247,629	-
	$1,945,945	$2,014,750
	LIABILITIES
CURRENT
Accounts payable and accrued liabilities	$386,109	$305,453
Due to related parties Note 5	2,104	2,245
	388,213	307,698
	SHAREHOLDERS’ EQUITY
CAPITAL STOCK
Authorized
Unlimited number of shares without nominal or par value
Issued Note 4	29,544,273	29,544,273
CONTRIBUTED SURPLUS Note 4	320,194	320,194
DEFICIT	(28,160,759)	(28,157,415)
	1,703,708	1,707,052
	$2,091,921	$2,014,750

Commitments Note 9

See accompanying notes to the financial statements.

Approved by the Board

                “Robert Ingram”                                                         “Calvin Fairburn”

 Director

 Director

CDG Investments Inc.

Interim Statements of Net and Comprehensive Earnings (Loss) and Deficit

(Expressed in Canadian dollars)

(Unaudited – prepared by management)

	Three months ended June 30		Nine months ended June 30
	2008	2007	2008	2007
REVENUE
Interest	$ 19,653	$ 28,788	$ 57,619	$ 63,409
Other income Note 6	15,000	-	15,000	-
	34,653	28,788	72,619	63,409
EXPENSES AND OTHER
General and administrative	35,134	11,496	75,963	59,061
NET AND COMPREHENSIVE EARNINGS (LOSS)	(481)	17,292	(3,344)	4,348
DEFICIT, beginning of period	(28,160,278)	(28,165,428)	(28,157,415)	(28,152,484)

DEFICIT, end of period	$(28,160,759)	$(28,148,136)	$(28,160,759)	$(28,148,136)

EARNINGS (LOSS) PER SHARE
Basic	$0.00	$0.00	$0.00	$0.00
Diluted	$0.00	$0.00	$0.00	$0.00

WEIGHTED AVERAGE NUMBER
OF SHARES OUTSTANDING
Basic	40,959,855	40,959,855	40,959,855	40,959,855

Diluted	40,959,855	40,959,855	40,959,855	40,959,855

See accompanying notes to the financial statements.

CDG Investments Inc.

Interim Statements of Cash Flows

(Expressed in Canadian dollars)

(Unaudited – prepared by management)

	Three months ended June 30		Nine months ended June 30
Increase (decrease) in cash and cash equivalents:	2008	2007	2008	2007
Operating activities
Interest income received	$ 19,653	$ 28,788	$ 57,619	$ 63,409
Proceeds on sale of domain name	15,000	-	15,000	-
Cash operating expenses	(35,924)	(18,122)	(98,195)	(107,073)
	(1,271)	10,666	(25,576)	(43,664)

Investing activities
Reorganization costs	(100,382)	-	(100,382)	-
Increase (decrease) in cash and cash equivalents	(101,653)	10,666	(125,958)	(43,664)
Cash and cash equivalents:
Beginning of period	1,945,945	1,939,122	1,970,250	1,993,452
End of period	$1,844,292	$1,949,788	$1,844,292	$1,949,788

Supplementary Information:

Income taxes and interest cash payments

The Company did not expend cash on income taxes or interest during the three and nine month periods ended June 30, 2008 and June 30, 2007.

See accompanying notes to the financial statements.

CDG Investments Inc.

Notes to the Interim Financial Statements

(Expressed in Canadian dollars)

(Unaudited – prepared by management)

June 30, 2008

1.      Basis of Presentation and Nature and Continuance of Operations

The Company’s business had recently consisted of holding investments in primarily mineral exploration companies.  During fiscal 2006 Management determined that shareholders of the Company would better realize the fair value of the Company’s assets through their distribution to the shareholders.  As a result, during fiscal 2006, the Company distributed substantially all of its investments to shareholders both by way of a dividend in kind and a return of capital. After investment distributions to shareholders and sales in the open market, the Company had disposed of all of its investments by September 30, 2006.  During fiscal 2007 and in the early part of fiscal 2008, Management had been evaluating numerous possible business acquisitions and, during the nine months ended June 30, 2008, entered into an arrangement agreement to merge with an operating company, (note 3).  Assuming consummation of the merger, future profitable operations will be dependent upon the profitability of the amalgamated company.

These interim financial statements, that were not subject to audit or review by the Company’s external accountants, follow the same accounting policies and methods of computation as the audited financial statements for the year ended September 30, 2007 except for the adoption of the accounting policies described in note 2 below.    These interim financial statements should be read in conjunction with the audited financial statements for the year ended September 30, 2007 as not all disclosures required by Generally Accepted Accounting Principles for annual financial statements are presented.

2.

Currently adopted and future accounting policies

Currently adopted

Effective October 1, 2007, the Company adopted the following accounting standards on a prospective basis with no restatement of prior period financial statements.

Section 1535, Capital Disclosures, specifies the disclosure of (i) an entity’s objectives, policies and processes for managing capital; (ii) quantitative data about what the entity regards as capital; (iii) whether the entity has complied with any capital requirements; and (iv)if it has not complied, the consequences of such non-compliance.

Sections 3862, Financial Instruments – disclosures, and 3863, Financial Instruments – presentation, replace Handbook Section 3861, Financial Instruments – Disclosure and Presentation, revising and enhancing its disclosure requirements, and carrying forward unchanged its presentation requirements.  These new sections place increased emphasis on disclosures about the nature and extent of risks arising from financial instruments and how the entity manages those risks.

Section 1506, Accounting Changes, provides revised standards for changes in accounting policy, estimates or errors.  A change in accounting policy must be applied retrospectively, (unless doing so is impracticable or is specified otherwise by a new accounting standard), changes in estimates must be recorded prospectively, and prior period errors must be corrected retrospectively.  Voluntary changes in accounting policy are allowed only when they result in financial statements that provide reliable and more relevant information.  In addition, these revised standards call for enhanced disclosures about the effects of changes in accounting policies, estimates and errors on the financial statements.

Future

Section 1400, General Standards of financial Statement Presentation, will require the Company to assess and disclose its ability to continue as a going concern effective for the Company’s first quarter ended December 31, 2008.  The adoption of this new section is not expected to materially alter the Company’s disclosure in future periods.

CDG Investments Inc.

Notes to the Interim Financial Statements

(Expressed in Canadian dollars)

(Unaudited – prepared by management)

June 30, 2008

3.

  Planned reorganization and deferred reorganization costs

During the nine months ended June 30, 2008 the Company entered into an arrangement agreement to merge with Preo Software Inc., (Preo), an Alberta-based software company.  Under the terms of the agreement, the Company and Preo will amalgamate and continue under the name of Preo Software Inc., (Amalco).  Each shareholder of CDG will receive one new share of Amalco for each share of CDG held after giving effect to a four for one consolidation of CDG’s shares.  Upon completion of the merger, CDG shareholders will hold approximately 27.3% of the Amalco shares.  The proposed merger has the unanimous support of the boards of directors of CDG and Preo. Directors that had an interest in the transaction abstained from voting in accordance with the Business Corporations Act (Alberta). The completion of the transaction is subject to receipt of applicable regulatory and shareholder approvals, as well as approval of the Court of Queen’s Bench of Alberta.  A minimum of 66 2/3% of the votes cast by the shareholders of each of CDG and Preo must be voted in favor of the arrangement in order for it to be effected.  Disinterested shareholder approval will be required due to related parties of CDG also having control of, or direction over, securities of Preo.  Shareholder approval will be determined during the Annual and Special Meeting to be held on July 23, 2008.

Costs directly associated with this planned transaction have been recorded as an “other asset” on the balance sheet in accordance with EIC – 94.  Should the planned reorganization be abandoned, these costs will be expensed, otherwise they will become a cost of the capital transaction.

4.          Financial Instruments

The following summarizes the carrying values of the financial instrument categories:

Category	Carrying value
	June 30, 2008	September 30,2007
Held for trading (Cash and Cash Equivalents)	$ 1,844,292	$ 1,970,250
Other financial liabilities (Accounts payable and accrued liabilities and due to related parties)	$ 388,213	$ 307,698

Other financial liabilities are carried at amortized cost which approximates fair value and cost due to the short-term nature of the instruments.  Held for trading investments are carried at fair value which approximates cost due to their short-term nature.

Unless otherwise noted, it is management’s opinion that the Company is not exposed to significant interest, currency, or credit risks arising from these financial instruments.

Cash and cash equivalents include cash and highly liquid Canadian dollar denominated investments in bankers’ acceptances, with terms to maturity of 90 days or less when acquired.  The counter-parties are financial institutions.  At June 30, 2008, these instruments were yielding a weighted average interest rate of 3.26% per annum.

5.

Capital Stock and Contributed Surplus

a) Issued	Number of Shares	Capital Stock Amount	Contributed Surplus Amount
September 30, 2007 and June 30, 2008	40,959,855	$ 29,544,273	$ 320,194

b)

Stock option transactions and stock options outstanding

The Company has an option plan, in which up to 10% of the issued and outstanding common shares are reserved for issuance. Under the plan, the options that have been granted expire at the earlier of five years from the grant date, the date at which the directors determine, or 60 days from the date from which the optionee ceases to be a director, officer, employee or consultant. Options are granted at the fair value of the shares around the grant date or greater amount determined by the directors.    At September 30, 2007 stock options were outstanding that could be exercised to acquire 100,000 common shares at $0.33 per share.  These options expired without exercise on February 27, 2008.  No options were granted during the nine months ended June 30, 2008 and there were no options outstanding on June 30, 2008.

CDG Investments Inc.

Notes to the Interim Financial Statements

(Expressed in Canadian dollars)

(Unaudited – prepared by management)

June 30, 2008

6.      Related Party Transactions

During the nine months ended June 30, 2008 companies, related by virtue of certain common officers and directors, charged $15,000, (2007 - $10,000), for the Company’s share of miscellaneous office expenses and allocated administrative salaries.   The related party payables reflect the unpaid portion of the aforementioned transactions and directors’ fees payable at June 30, 2008 and September 30, 2007 respectively.

These related party transactions were in the normal course of business and were recorded at the exchange amount, being the amount established and agreed to by the two parties.

Further, during the nine months ended June 30, 2008 the Company sold the domain name “gold.ca” to a company related by virtue of a common officer.  The terms of the transaction were agreed to by the non-related officers of the respective companies.  The disposition was measured at the exchange amount which is the amount of consideration established and agreed to by the related parties.  As the domain name had no carrying value, the full proceeds of $15,000 were recorded as “other income.”

See also note 3.

7.      Capital

The Company’s objective when managing capital is to continue as a going concern so that it can provide value to shareholders by acquiring and undertaking a business with the ultimate goal of providing income from operations.  The Company has traditionally financed its undertakings with share issuances occasionally supplemented by convertible debentures.  The Company manages its capital structure in a manner that provides sufficient funding for operational activities.  The Company invests all capital that is surplus to its immediate operational needs in short-term, liquid and highly-rated financial instruments such as Bankers’ Acceptances.

The Company is currently not subject to externally imposed capital requirements.

8.      Earnings (loss) per share

Options exercisable at $0.33 per share were excluded from the calculation of diluted earnings per share for all relevant periods, as the exercise price was greater than the average price of the Company’s shares during these periods.  These options expired without exercise on February 27, 2008 at which time there were no dilutive instruments outstanding.

9.      Commitments

In connection with the proposed merger with Preo, (note 3), the Company has entered into an arrangement agreement.  Pursuant to the arrangement agreement the Company is committed to fund one half of the joint common costs associated with the consummation of the arrangement.   The Company has accrued an additional $10,000 at June 30, 2008 to reflect the amount owing to Preo in order to equalize the funding of these costs.  If either the Company or Preo accepts a superior proposal, preventing the consummation of the arrangement, the company accepting the superior offer will become responsible for the other party’s common costs.

CDG INVESTMENTS INC.

MANAGEMENT DISCUSSION AND ANALYSIS

FOR THE NINE MONTHS ENDED JUNE 30, 2008

The information included in this document should be read in conjunction with the unaudited financial statements for the nine months ended June 30, 2008 and related notes thereto.  The financial information in this Management Discussion and Analysis, (MD&A), is derived from the Company’s financial statements prepared in accordance with Canadian Generally Accepted Accounting Principles.  The effective date of this MD&A is July 22, 2008.  All dollar amounts are in Canadian Dollars unless otherwise stated.

1)

Principal Business of the Company

In recent years, the Company’s business had consisted of holding investments in primarily mineral exploration companies.  Management determined that shareholders of the Company would better realize the fair value of the Company’s assets through their distribution to the shareholders.  As a result, during fiscal 2006, the Company distributed substantially all of its investments to shareholders both by way of a dividend in kind and a return of capital. After investment distributions to shareholders and sales in the open market, the Company had disposed of all of its investments by September 30, 2006.  During fiscal 2007 and the early part of fiscal 2008, Management had been evaluating numerous possible business acquisitions with which the Company could move forward.  During the nine months ended June 30, 2008 the Company entered into an arrangement agreement to merge with Preo Software Inc., (Preo), an Alberta-based private software company.  This business reorganization is contingent upon the receipt of applicable regulatory and shareholder approvals.  While the Company has more than sufficient cash resources to fund its limited operating expenses for the upcoming year, future profitable operations are dependent upon the profitability of the merged business.

2)

Operating Results

Nine months ended June 30, 2008 compared to the nine months ended June 30, 2007

Nine months ended	June 30, 2008	June 30, 2007
Interest income	$ 57,619	$ 63,409	a
Other income	15,000	-	b
General and administrative expenses	(75,963)	(59,061)	c
Net and comprehensive earnings (loss)	$ (3,344)	$ 4,348

a.

Interest Income

The decline in interest income is a function of both declining cash balances and decreasing interest rates

b.    Other Income

During the nine months ended June 30, 2008 the Company sold the domain name “gold.ca” for proceeds of $15,000.  As the name had no carrying value in the financial statements, the full amount of the proceeds was included in earnings.  See also 6) related party transactions.

c.   General and Administrative expenses

General and administrative expenses for the nine months ended June 30, 2008 exceeded those of the comparative period by $16,000.  The increase is due to administrative requirements associated with the proposed transaction with Preo as well as a fee of $7,500 paid to terminate the contract of a consultant.

CDG INVESTMENTS INC.

MANAGEMENT DISCUSSION AND ANALYSIS

FOR THE NINE MONTHS ENDED JUNE 30, 2008

2)      Operating Results (continued)

Three months ended June 30, 2008 compared to the three months ended June 30, 2007

Three months ended	June 30, 2008	June 30, 2007
Interest income	$ 19,653	$ 28,788
Other income	15,000	-
General and administrative expenses	(35,134)	(11,496)
Net and comprehensive earnings (loss)	$ (481)	$ 17,292

Refer to the explanations for the nine-month period as the bulk of the increase pertained to expenses incurred in the third quarter.

3)

  Selected Annual Financial Information

The following selected financial data has been extracted from the audited financial statements, prepared in accordance with Canadian Generally Accepted Accounting Principles, for the fiscal years indicated and should be read in conjunction with those audited financial statements.

For the years ended or as at September 30,	2007	2006	2005
Financial Results
Gain on disposal of investments	$ -	$ 438,310	$ 2,583,434
Interest income	$ 86,118	$ 103,848	$ 30,690
Net and Comprehensive Earnings (Loss)	$ (4,931)	$ 9,229,978	$ 3,693,390
Basic earnings (loss) per share	$ 0.00	$ 0.23	$ 0.11
Diluted earnings (loss) per share	$ 0.00	$ 0.23	$ 0.10
Financial Position
Working capital	$ 1,707,052	$ 1,711,983	$ 3,497,909
Total assets	$ 2,014,750	$ 2,038,126	$ 7,219,896
Capital Stock	$ 29,544,273	$ 29,544,273	$ 43,119,885
Warrants	$ -	$ -	$ 240,000
Contributed Surplus	$ 320,194	$ 320,194	$ 236,594
Deficit	$ (28,157,415)	$ (28,152,484)	$ (36,688,906)

The sale of investments throughout 2005 and 2006, as well as the investment and cash distributions to shareholders in fiscal 2006, contributed to the fluctuations in earnings, assets and working capital among the years.  For the entire 2007 fiscal year, there were no remaining investments and activities consisted only of holding cash resources in short-term interest-bearing instruments and incurring reduced general and administrative expenses while management reviewed possible business acquisitions and reorganizations.

4)

Selected Quarterly Financial Information

The following selected financial data has been extracted from the unaudited interim financial statements, prepared in accordance with Canadian Generally Accepted Accounting Principles, for the fiscal periods indicated and should be read in conjunction with those unaudited financial statements.

Three months ended:	June 30, 2008	March 31, 2008	Dec. 31 2007	Sept. 30 2007	June 30 2007	Mar. 31 2007	Dec. 31 2006	Sept. 30 2006
Interest and other income	$ 34,653	$18,448	$19,519	$ 22,709	$ 28,788	$ 18,023	$ 16,598	$ 20,563
Change in unrealized appreciation of investments	-	-	-	-	-	-	-	(22,311)
Gain on disposal of investments	-	-	-	-	-	-	-	22,335
Net and comprehensive Earnings (Loss)	$ (481)	(2,963)	100	(9,279)	17,292	5,905	(18,849)	(54,025)
Basic Earnings (Loss) per share	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$ 0.00	$ 0.00
Diluted Earnings (Loss) per share	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$ 0.00	$ 0.00

 CDG INVESTMENTS INC.

MANAGEMENT DISCUSSION AND ANALYSIS

FOR THE NINE MONTHS ENDED JUNE 30, 2008

4)  Selected Quarterly Financial Information (continued)

The quarter ended September 30, 2006 was the last period that the Company held investments and the period in which the remainder of its investments were sold.  As the Company became eligible to use fair value accounting for its investments during fiscal 2006, the sale of investments during the three months ended September 30, 2006 resulted in a change in unrealized appreciation of investments and a realized gain on disposal of investments.

During the year ended September 30, 2007 and during the three month periods ended December 31, 2007, March 31, 2008, and June 30, 2008 respectively, the Company no longer held investments. With the exception of the quarter ended June 30, 2008, activities during these periods were limited to holding cash in short-term bank-secured investments and incurring limited general and administrative expenses while management and directors investigated possible business opportunities. During the three months ended June 30, 2008, administrative expenses and consequently losses increased with the administrative requirements associated with investigating the potential business reorganization. During this quarter interest and other income included $15,000 relating to the sale of a domain name. Comparative period amounts were comprised strictly of interest income.  Investors should review the management discussion and analysis for the periods above for further details all of which can be accessed at www.sedar.com.

5)

Liquidity and Capital Resources

The Company’s working capital position at June 30, 2008 was $1,456,000, (September 30, 2007 - $1,707,000).

During the nine months ended June 30, 2008 cash operating expenses exceeded interest and other income received by $26,000, (2007 – $44,000).  Further, in the three and nine month periods ended June 30, 2008, the Company expended $100,000 on reorganization costs – direct costs associated with the proposed business combination that included among other things, printing and mailing costs of the information circular, legal, audit and accounting fees associated therewith as well as the cost of the fairness opinion.

6)

Related Party Transactions

The following non-arm’s length transactions, (amounts rounded to nearest $1,000), occurred during the nine months ended June 30, 2008:

Companies, related by virtue of certain common officers and directors, charged $15,000, (2007 - $10,000), for the Company’s share of miscellaneous office expenses and allocated administrative salaries.   The related party payables at June 30, 2008 reflect the unpaid portion of the aforementioned transactions in addition to directors’ fees payable on that date.

The purpose of related company office and administrative salary charges is to realize certain economies associated with sharing office expenses and administrative services.  Related party transactions were in the normal course of operations and were measured at the “exchange amount,” which is the amount of consideration established and agreed to by the related parties.

In addition to the above ongoing related party transactions, during the nine months ended June 30, 2008, the Company sold the domain name, “gold.ca,” to a company related by virtue of a common officer for proceeds of $15,000.  The terms of the transaction were agreed to by the non-related officers of the respective companies.  The disposition was measured at the exchange amount which was the amount of consideration established and agreed to by the related parties.

Refer also to 13) Outlook.

CDG INVESTMENTS INC.

MANAGEMENT DISCUSSION AND ANALYSIS

FOR THE NINE MONTHS ENDED JUNE 30, 2008

7)

Contractual Obligations

In connection with the proposed merger with Preo, (note 3), the Company has entered into an arrangement agreement.  Pursuant to the arrangement agreement the Company is committed to fund one half of the joint common costs associated with the consummation of the arrangement.   The Company has accrued an additional $10,000 at June 30, 2008 to reflect the amount owing to Preo in order to equalize the funding of these costs.  If either the Company or Preo accepts a superior proposal, preventing the consummation of the arrangement, the company accepting the superior offer will become responsible for the other party’s common costs.

8)

Capital Stock and Contributed Surplus

a)

Authorized and Issued

The Company is authorized to issue an unlimited number of shares without nominal or par value.  There have been no changes to issued capital stock and no changes to contributed surplus during the three and nine months ended June 30, 2008 and no changes during the period from July 1, 2008 to July 22, 2008.

The Company is proposing a stock consolidation on a 4 for 1 basis in preparation for the merger with Preo.  This consolidation is subject to shareholder approval at the Annual and Special Meeting on July 23, 2008.

       b)   Stock options

No stock options were granted, exercised or cancelled during the nine months ended June 30, 2008 and during the period from July 1, 2008 to July, 22 2008.   On February 27, 2008 options to acquire 100,000 common shares at $0.33 per share expired without exercise and consequently there were no options outstanding at June 30, 2008.

9)

     Directors and Officers

Robert Ingram, Chief Executive Officer/ President and Director

Gregory Smith, Chief Financial Officer and Director

Calvin Fairburn, Director

Kerry Brown, Director

Barbara O’Neill, Corporate Secretary (Ms. O’Neill resigned effective June 30, 2008)

10)

Management Remuneration

Ms. O’Neill was the corporate secretary of the Company during the nine months ended June 30, 2008, but was employed by a corporation that was related by virtue of certain officers and directors.  This related corporation billed the Company $8,700 for the time that Ms. O’Neill devoted to CDG business during the nine months ended June 30, 2008.  Further Ms. O’Neill billed the Company $7,500 for services provided in connection with the proposed merger with Preo.

Directors are remunerated in cash for attendance at meetings of the board of directors, ($500 for each meeting attended in person; $300 for each meeting attended by telephone).  During the nine months ended June 30, 2008 Messrs. Fairburn and Smith each received $1,400, Mr. Ingram received $1,200 and Mr. Brown received $900 for meetings attended.  Further, a one-time fee was approved by the board, payable to each director in the amount of $5,000, in recognition of additional time devoted to the proposed merger with Preo.

11)

New Accounting Policies

Currently adopted

Effective October 1, 2007, the Company adopted the following accounting standards related to financial instruments and capital disclosure.  These accounting policy changes were adopted on a prospective basis with no restatement of prior period financial statements.

CDG INVESTMENTS INC.

MANAGEMENT DISCUSSION AND ANALYSIS

FOR THE NINE MONTHS ENDED JUNE 30, 2008

11)   New Accounting Policies

Currently adopted

Section 1535, Capital Disclosures, specifies the disclosure of (i) an entity’s objectives, policies and processes for managing capital; (ii) quantitative data about what the entity regards as capital; (iii) whether the entity has complied with any capital requirements; and (iv)if it has not complied, the consequences of such non-compliance.

Sections 3862, Financial Instruments – disclosures, and 3863, Financial Instruments – presentation, replace Handbook Section 3861, Financial Instruments – Disclosure and Presentation, revising and enhancing its disclosure requirements, and carrying forward unchanged its presentation requirements.  These new sections place increased emphasis on disclosures about the nature and extent of risks arising from financial instruments and how the entity manages those risks.

Section 1506, Accounting Changes, provides revised standards for changes in accounting policy, estimates or errors.  A change in accounting policy must be applied retrospectively, (unless doing so is impracticable or is specified otherwise by a new accounting standard), changes in estimates must be recorded prospectively, and prior period errors must be corrected retrospectively.  Voluntary changes in accounting policy are allowed only when they result in financial statements that provide reliable and more relevant information.  In addition, these revised standards call for enhanced disclosures about the effects of changes in accounting policies, estimates and errors on the financial statements.

Future

Section 1400, General Standards of financial Statement Presentation, has been amended and will be effective for the Company’s first quarter ended December 31, 2008, to include requirements to assess and disclose the Company’s ability to continue as a going concern.  The adoption of this new section is not expected to materially alter the Company’s disclosure in future periods.

12)

Off-Balance Sheet Transactions

The Company has no “Off-Balance Sheet Transactions” to report.

13)

Outlook

During the nine months ended June 30, 2008 the Company entered into an arrangement agreement to merge with Preo Software Inc., (Preo), an Alberta-based software company.  Under the terms of the agreement, the Company and Preo will amalgamate and continue under the name of Preo Software Inc., (Amalco).  Each shareholder of CDG will receive one new share of Amalco for each share of CDG after giving effect to a four for one consolidation of CDG’s shares.  Upon completion of the merger, CDG shareholders will hold approximately 27.3% of the Amalco shares.  The proposed merger has the unanimous support of the boards of directors of CDG and Preo. Directors that had an interest in the transaction abstained from voting in accordance with the Business Corporation Act (Alberta). The completion of the transaction is subject to receipt of applicable regulatory and shareholder approvals, as well as approval of the Court of Queen’s Bench of Alberta.  A minimum of 66 2/3% of the votes cast by the shareholders of each of CDG and Preo must be voted in favor of the arrangement in order for it to be effected.  Disinterested shareholder approval will be required due to related parties of CDG also having control of, or direction over, securities of Preo.  Shareholder approval will be determined during the Annual and Special Meeting to be held on July 23, 2008.

Preo is a Canadian-based private print knowledge management system provider that serves customers in a wide variety of industries, domestically and internationally.  Preo’s primary proprietary software adapts itself to an organization’s printing behavior, through a unique patent-pending adaptive rules engine that modifies the messaging delivered to end-users at the desktop based on individual behavior.

CDG INVESTMENTS INC.

MANAGEMENT DISCUSSION AND ANALYSIS

FOR THE NINE MONTHS ENDED JUNE 30, 2008

14)

Risk Factors

The Company’s long-term viability is dependent upon acquiring a profitable business.  There is a risk that the transaction discussed in 13) Outlook will not be completed, or that the business reorganization will be completed, but the new business will not prove to be profitable over the long-term.

15)

Cautionary Statements

Statements and/or financial forecasts that are unaudited and not historical are to be regarded as forward-looking statements that are subject to risks and uncertainties that can cause actual results to differ materially from those anticipated.  Such risks and uncertainties include risks related to the Company’s business including, but not limited to:  general market and economic conditions, limited operating history, continued industry and public acceptance, regulatory compliance, potential liability claims, additional capital requirements and uncertainty of obtaining additional financing and dependence on key personnel.

16)   Other

Additional information relating to the Company may be found on SEDAR at www.sedar.com.